

November 30, 2012

Via E-mail
Mr. L. Heath Sampson
Senior Vice President and Chief Financial Officer
SquareTwo Financial Corporation
4340 South Monaco Street, Second Floor
Denver, CO 80237

>   **Re: SquareTwo Financial Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 24, 2012**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2012**
>   **Filed November 13, 2012**
>   **File No. 333-170734**

Dear Mr. Sampson:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Adjusted EBITDA, pages 45 and 52

1. We note that you use Adjusted EBITDA as a "representative of [y]our cash flow generation." Since it appears you are using Adjusted EBITDA as a liquidity measure, please reconcile to your cash flows from operations.

Note 18. Supplemental Guarantor Information, page 94

2. If true, please disclose that the guarantee is joint and several and advise us.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director